Filed Pursuant to Rule 424(b)(3)
File No. 333-36655

PROSPECTUS SUPPLEMENT NO. 1 dated March 4, 1998
(To Prospectus dated January 26, 1998)



                               10,464,708 Shares
                            LaserSight Incorporated
                         Common Stock ($.001 par value)


         This Prospectus Supplement updates the Prospectus dated January 26, 1998 ("Prospectus") of LaserSight Incorporated, a Delaware corporation (the "Company").

         All of Note (1) on the cover page of the Prospectus should be deleted and replaced with the following:

Note (1):

         The number of Conversion Shares offered for sale by this Prospectus equals the number of Conversion Shares that, based on the Conversion Price (as defined below) of $2.677083 in effect on January 26, 1998 (the date of the Prospectus), the Company's agreements with the holders of the Series B Preferred Stock required it to cause to be registered under the Securities Act of 1933 (the "Securities Act"). Such number of Conversion Shares equals 200% of the 4,837,354 shares of Common Stock that would have been issuable if the holders of all shares of outstanding Series B Preferred Stock had elected to convert such shares as of January 23, 1998 and if a required shareholder approval had been obtained prior to such date. The number of Conversion Shares that will be ultimately issued is not limited, however, and could be more or less than the number offered by this Prospectus. If as of any date the number of Shares then eligible for sale by this Prospectus becomes less than 175% of the number of Shares issuable or outstanding as of such date, the Company will be required to cause the registration of additional Shares under the Securities Act.

         On February 27, 1998, the Company's shareholders approved the issuance of a number of Shares that could exceed 1,995,534 and approved an amendment to the Company's certificate of incorporation to increase the number of authorized shares of Common Stock of from 20,000,000 to 40,000,000, thereby allowing the Company to reserve for issuance a number of shares of Common Stock equal to at least 200% of the number of Shares presently issuable.

         The Series B Preferred Stock is convertible at the option of any holder thereof at any time or from time to time until August 29, 2000, on which date all shares of Series B Preferred Stock then outstanding will, subject to certain conditions, automatically be converted into Common Stock. The number of Conversion Shares issuable upon the conversion of each of the 944 shares of Series B Preferred Stock outstanding as of the date of this Prospectus Supplement equals $10,000 divided by the Conversion Price in effect as of the date of such conversion. As of any conversion date, the Conversion Price equals the lesser of (i) $6.68 per share or (ii) the average of the three lowest closing bid prices of the Common Stock during the 30 consecutive trading days preceding such conversion date. See "The Offering," "Selling Shareholders," "Plan of Distribution," "Risk Factors--Potentially Unlimited Number of Shares Issuable Upon Conversion of Preferred Stock" and "Description of Securities--Preferred Stock."

         All of the text under the caption "The Offering--Shares Offered by Selling Shareholders:" should be deleted and replaced with the following:

Shares Offered by Selling Shareholders:

Conversion Shares issued to date upon conversion
   of Series B Preferred Stock                   None.

Conversion Shares issuable upon conversion of    Minimum: 1,413,173 shares (1)
   outstanding Series B Preferred Stock          Current estimate: 4,979,340 (2)
                                                 Maximum: 9,674,708 shares (3)

Warrant Shares issuable upon exercise of Series B
   Warrants (with an exercise price of $5.91 per
   share)                                        790,000 Shares



         (1) Represents the number of shares that would be issuable if all 944 shares of Series B Preferred Stock outstanding on the date of this Prospectus were converted into Common Stock at the maximum Conversion Price of $6.68 per share. See "Description of Securities--Preferred Stock--Series B Preferred Stock.

         (2) Represents the number of Conversion Shares that would have been owned by the Selling Shareholders if they had converted all of their shares of Series B Preferred Stock into Common Stock as of March 4, 1998. The actual number of Conversion Shares issuable upon any conversion date will equal (i) the original purchase price ($10,000 per share) of the preferred shares being converted on such date divided by (ii) a Conversion Price equal to the lesser of $6.68 per share or the average of the three lowest closing bid prices of the Common Stock during the 30 consecutive trading days preceding such conversion date. The actual number of Conversion Shares ultimately issued will depend on, among other things, when the holders of Series B Preferred Stock elect to convert their shares and the closing bid prices of the Common Stock prior to each such conversion election.
     Additional shares of Common Stock may from time to time be issued as dividends on, or as payments of amounts due to the holders of, the Series B Preferred Stock.

         (3) Represents the number of Conversion Shares offered by this Prospectus. This number could be less or more than the number of Conversion Shares that are ultimately issued. If, as of any date, the number of Conversion Shares then eligible for sale pursuant to this Prospectus becomes less than 175% of the number of Conversion Shares issuable or outstanding as of such date, the Company will be required to cause the registration of additional Conversion Shares under the Securities Act. See "Description of Securities--Preferred Stock."

         All of the text in the second paragraph immediately following the caption "Description of Securities" should be deleted and the replaced with the following:

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, $.001 par value, issuable in series. As of March 3, 1998, 9,984,672 shares of Common Stock were outstanding (not including shares issuable upon the exercise of outstanding stock options or upon the conversion of outstanding preferred stock). As of such date, the only shares of preferred stock outstanding were 944 shares of the Series B Preferred Stock.

         All of the text under the caption "Description of Securities--Preferred Stock--Series B Preferred Stock" should be deleted and the replaced with the following:

         Series B Preferred Stock

         On August 29, 1997, the Company issued 1,600 shares of Series B Preferred Stock. On October 28, 1997, the Company completed an optional redemption of 305 of such shares. The Company's option to redeem additional shares of Series B Preferred Stock expired in January 1998. Pursuant to an agreement dated February 4, 1998 between the Company and the holders of the Series B Preferred Stock, the Company has repurchased at an additional 351 shares tendered by such preferred holders. As of the date of this Prospectus Supplement, 944 shares of Series B Preferred Stock remain outstanding.

         The Series B Preferred Stock is convertible in whole or in part into Common Stock at the option of any holder of Series B Preferred Stock on any date or dates until August 29, 2000, on which date all Series B Preferred Stock remaining outstanding will automatically be converted into Common Stock, provided that all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock are then (i) authorized and reserved for issuance, (ii) registered under the Securities Act for resale and (iii) eligible to be traded on either the Nasdaq National Market, the Nasdaq Small Cap Market, the New York Stock Exchange or the American Stock Exchange. As of any applicable conversion date, the Conversion Price will equal the lesser of $6.68 per share of Common Stock or the average of the three lowest closing bid prices of the Common Stock during the 30 trading days preceding such conversion date. If a conversion occurs when the Common Stock is not listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange, the otherwise-applicable Conversion Price will be multiplied by 0.93.

         Dividends on the Series B Preferred Stock are payable only to the extent that dividends are payable on the Company's Common Stock. Each outstanding share of Series B Preferred Stock entitles the holder thereof to a liquidation preference equal to the sum of $10,000 plus the amount of unpaid dividends, if any, accrued on such share.

         In addition, if the Company were to default on certain of its obligations, all or a portion of the Series B Preferred Stock would become redeemable at the option of its holders at the Special Redemption Price (as defined below). Such defaults include (i) subject to limited exceptions, if the Company's registration statement under the Securities Act relating to the resale of the Series B Conversion Shares or Series B Warrant Shares becomes unavailable for such resales, or (ii) if the Company becomes required to register additional Series B Conversion Shares, but for any reason fails to cause a registration statement relating to such shares declared effective by the SEC within 30 days after such obligation first arises.

         For this purpose, the "Special Redemption Price" means a cash payment equal to the greater of (i) the liquidation preference of $10,000 multiplied by
1.25 or (ii) a fraction, the numerator of which would equal the highest closing bid price of the Common Stock during the period beginning 10 trading days before the redemption date and ending five business days after such date, and the denominator of which would equal the Conversion Price (as herein defined) that would have been applicable if the preferred shares had been converted as of the redemption date. Such redemption must be completed within five business days of the event which required such redemption. Any delay in payment beyond such five business days will cause such redemption amount to accrue interest at the rate of 1% per month during the first 30 days, pro rated daily (2% monthly, pro rated daily, thereafter).

         All of the text in the second paragraph immediately following the caption "Selling Shareholders" should be deleted in its entirety and the following should be inserted in its place:

                               SELLING SHAREHOLDERS

         The following table sets forth certain information with regard to the beneficial ownership of Series B Preferred Stock by the Selling Shareholders, the beneficial ownership of Common Stock by the Selling Shareholders (where indicated by footnote, on a pro forma basis as if all 944 outstanding shares of Series B Preferred Stock had been converted into Common Stock as of March 4,
1998), and the number of shares of Common Stock to be offered by the Selling Shareholders (also on a pro forma basis where indicated). The actual number of shares of Common Stock beneficially owned or offered may vary and will be reflected in a supplement to this Prospectus. See "The Offering."

                                                 Common Stock                              Common Stock
                                              Beneficially Owned                         Beneficially Owned
                              Shares of      Prior to the Offering                       After the Offering
                              Preferred      ---------------------                       ------------------
  Selling Shareholder           Stock                                     Common
  -------------------         Presently     Conversion      Warrant        Stock       Number        Percent of
                              Owned(1)       Shares(1)     Shares(2)    to be Sold    of Shares     Outstanding*
                              ---------     ----------     ---------    ----------    ---------     ------------
CC Investments, LDC              295         1,556,044       234,375     1,790,419       --              --
Societe Generale                 177           933,626       140,625     1,074,251       --              --
Shepherd Investments             236
     International, Ltd.                     1,244,835       187,500     1,432,335       --              --
Stark International              236         1,244,835       187,500     1,432,335       --              --
Harlan P. Kleiman                N/A                --        26,516        26,516       --              --
Robert K. Schacter               N/A                --         8,188         8,188       --              --
Thomas J. Griesel                N/A                --         1,416         1,416       --              --
Steven Lamar                     N/A                --         3,880         3,880       --              --

______________

*  Without giving effect to any exercise of the Series B Warrants.

1 As of the date of this Prospectus, no Selling Shareholder owned any shares of Common Stock. The number of Conversion Shares indicated is the pro forma number that would have been owned by a Selling Shareholder if it had converted all of its Series B Preferred Stock into Common Stock as of March 4, 1998. The actual number of Conversion Shares to be received by such Selling Shareholder, which may be significantly more or less than the number indicated, will be reflected in another supplement to (or amendment of) the Prospectus following the conversion of such Series B Preferred Stock.

2 Assumes the exercise in full by such Selling Shareholder of its Series B Warrants (with an exercise price of $5.91 per share). See "Description of Securities--Warrants."
